FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 8, 2007

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Explanatory Note

The following is an English translation of Amendment No 39 to the General License for Cellcom Israel Ltd. for the provision of mobile radio telephone services by the cellular method and will become effective on February 8, 2007.

TRANSLATION FROM HEBREW

THE BINDING VERSION IS THE HEBREW VERSION

Amendment no. 39 of Celcom License - will become effective on February 8, 2007

[EMBLEM OF THE STATE OF ISRAEL]

MINISTRY OF COMMUNICATIONS

     General License for Celcom Israel Ltd. for Provision of Cellular Telephone Network Services (CTN)

Amendment no. 39

By virtue of my authority as Minister of Communications under section 4(E) of the Communications Law (Telecommunications and Broadcast) 5742- 1982, delegated to us, and all other powers by law, and after Celcom Israel Ltd. (hereinafter: Celcom) has been given an opportunity to plead its claims in the matter, we hereby regulate the General License for Provision of Cellular Telephone Network Services (CTN) granted to Celcom on 27 June, 1994, as follows:

Replacement of section 67A	1.	Section 67A will be replaced by the following:

	“67A	Information service for provision of telephone numbers

	67.1A	Without derogating from the provisions of section 66, theLicentiate will provide, either himself or via another on his behalf,information services for provision of telephone numbers for anysubscriber of In-country operator or other CTN provider, exceptnumbers that are unlisted (hereinafter: “information services”),as follows:

(A)	To the general public and without charge, via an internet site through which the service will be provided;

(B)	To its own subscribers, at a reasonable price, via a telephone service center access to which will be via a network access code prescribed by the Director;

(C)	Information services will be provided through each of the above means based on such information features the

TRANSLATION FROM HEBREW

THE BINDING VERSION IS THE HEBREW VERSION

Amendment no. 39 of Celcom License - will become effective on February 8, 2007 subscriber provides in order to receive services.

67.2A	Without derogating from the aforesaid in section 67.1A. the Licentiate will provide the general public, free of charge, either himself or via another on his behalf, information services for provision of telephone numbers of any subscriber for any subscriber, except unlisted numbers, via a telephone service center accessed via a network access code determined by the Director.

67.3A	In addition to the provisions contained in sections 67.1A and 67.2A, the Licentiate may offer, at a reasonable price, either himself or via another on his behalf, information services through any other means, including through a national access code or by short messaging services (SMS).

67.4A	For the purpose of implementing the provisions of sub-section 67.1A and 67.3A:

(A)	The Licentiate may send a query to any In-country operator or any other CTN provider’s data base (hereinafter in this section – “other licentiate”), or receive information from the data base of any other licentiate in any other manner and with the consent of such other licentiate, all subject to the duty of safeguarding the privacy of subscribers;

(B)	For the purpose of provision of information services by another licentiate under its general license, the Licentiate will allow all other licentiates access to the Licentiate’s data base;

(C)	The Licentiate will update its data base routinely, so that every name, address and telephone number of subscribers added, changed or removed will be updated

TRANSLATION FROM HEBREW

THE BINDING VERSION IS THE HEBREW VERSION

Amendment no. 39 of Celcom License - will become effective on February 8, 2007 in the data base within one working day after performance of the update in the Licentiate’s system serving for provision of telephone services.

For the purposes of this section –

“data base” – the collection of particulars including the name, address and telephone number of all subscribers who are not unlisted, including subscribers who are businesses.

67.5A	(A)	The Licentiate will request the permission of all new subscribers to allow particulars to be included in the data base; if the subscriber has granted such permission, the Licentiate will include the particulars in the data base.

	(B)	The Licentiate will fulfill any subscriber’s first demand to remain unlisted, free of charge.

In this sub-section, “new subscriber” – a subscriber who has engaged with the Licentiate after the starting date quoted in section 67.7A.

67.6A	(A)	Conditions for provisions of information services for provision of telephone numbers provided under section 67A will be fixed by the Licentiate, provided these be fair and undiscriminating, including in the manner of presentation of the data to the requester of services; service will be provided twenty four (24) hours a day on all days of the week, except on Yom Kippur; in this sub-section, “order of presentation of data” - insofar as the customer’s query is made up of a number of different particulars, all requested particulars will be presented according to an arbitrary order;

	(B)	Reply to the information service for provision of telephone numbers as stated in section 67.2A will be within a

TRANSLATION FROM HEBREW

THE BINDING VERSION IS THE HEBREW VERSION

Amendment no. 39 of Celcom License - will become effective on February 8, 2007 reasonable time; should the Director observe that waiting times for the service are not reasonable, he may prescribe new response time measures;

(C)	Information service for provision of telephone numbers as stated in section 67.1A(B) and information services via a telephone service center, access to which is via a national access code as stated in section 67.3A will fulfill the following services measures:

(1)	At all times, in the case of overload of calls for service[1] , the number of callers to receive service will be no less than 90%;

(2)	The average waiting time for a caller, until receiving service[2] will not exceed 30 seconds;

(3)	The maximum waiting period for a caller, until receipt of services, will not exceed 60 seconds.

67.7A	Section 67A will go into effect on the 20th day of Shevat 5767 (Feb. 8, 2007) (the “Starting Date”), except for sub-section 67.2A that will go into effect on the date this amendment is signed.

67.8A	The Licentiate, either himself or via another on his behalf, will advertise all information services for provision of telephone numbers it provides free of charge, as well as the national access code allocated to the CTN licentiates for purposes of provision of the service (hereinafter: “free information services”); such

_______________
     1 Busy Hour Call Attempts

     2 Beginning of receipt of service – beginning of reply by an operator or the IVR system asking the caller for the information for the purpose of locating the requested telephone number etc.

TRANSLATION FROM HEBREW

THE BINDING VERSION IS THE HEBREW VERSION

Amendment no. 39 of Celcom License - will become effective on February 8, 2007 advertisement will include the following:

(A)	The Licentiate’s internet site;

(B)	For the period of at least half a year, the Licentiate will add a separate information page to the bill sent to subscribers, and a magnet sticker, in the matter of the free information service, not containing any other information, starting from the first bill sent to subscribers after the starting date.

(C)	At least four (4) times during the first year after the starting date, the Licentiate will publish large, visible advertisements in at least the 3 most popular newspapers in Hebrew, and in the most popular newspapers in Arabic, English and Russian, as well as in the most popular financial newspaper; these advertisements will not include any other information. The first advertisement of the free information services in all the aforesaid newspapers except the financial paper, will be on the first Friday following the starting date, or the following one, and on the first Tuesday following the starting date or the one following, in the financial paper.

Without derogating from the aforesaid, the Director may instruct the Licentiate with regard to the manner and format of the advertisement of the information services.

	5767	( - )	( - )

		Haim Gron, Adv.	Mordechai Mordechai
		Senior Deputy General Director	General Director
(________	2006)

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	February 8, 2007	By:	/s/ Liat Menahemi Stadler

			Name:	Liat Menahemi Stadler
			Title:	General Counsel